EXHIBIT 99.7

CONSENT OF BORIS CARO

CONSENT OF EXPERT

I hereby consent to the use of my name, Boris Caro, and reference to my name, and the technical information relating to the Updated Mineral Resource and Mineral Reserve estimates for the Caylloma Mine and the San Jose Mine contained under the heading “General Development of the Business – Three-Year History and Recent Developments” in the Annual Information Form of Fortuna Silver Mines Inc. (the “Company”) for the year ended December 31, 2014 included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2014 filed with the United States Securities and Exchange Commission.

Dated the 27th day of March, 2015.

“Boris Caro”

Boris Caro,

Member of AusIMM, Membership No. 305462; Registered Member of Chilean Mining Commission, Membership No. 229